FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated October 31, 2008, regarding preliminary third quarter 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: November 3, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated October 31, 2008, regarding preliminary third quarter 2008 results.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: David Chen, COO 3SBio Inc. +86 24 2581 1820	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 (212) 889-4350
Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212) 889-4350

3SBIO INC. ANNOUNCES PRELIMINARY THIRD QUARTER 2008 RESULTS

- Expects One-Time Impairment Charge of RMB19.0 million (US$2.7 million)

- Affirms 2008 Full Year Guidance

SHENYANG, PRC — October 31, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, announced today that it expects to recognize a one-time impairment charge of approximately RMB19.0 million (US$2.7 million) in the third quarter 2008 and affirmed its 2008 full year guidance.

Preliminary Third Quarter 2008 Selected Unaudited Financial Results

The Company’s financial statements for the three months ended September 30, 2008 have not been finalized and are subject to completion of its normal quarter-end closing procedures. Therefore, the preliminary selected unaudited financial data set forth below may be subject to adjustment. As a consequence, actual results could differ materially from the expected results provided.

For the third quarter 2008, 3SBio expects total net revenues of approximately RMB68.2 million (US$10.0 million), representing an increase of 21.6% over the third quarter 2007. For the same period, 3SBio expects to recognize a one-time impairment loss of approximately RMB19.0 million (US$2.7 million). This impairment loss was related to a US$3.0 million aggregate principal amount of Floating Rate Credit Linked Notes due on January 21, 2009 (the “Notes”) held by the Company. As a result, net income for the third quarter 2008 is expected to be approximately RMB1.9 million (US$0.3 million), or US$0.01 per ADS.

The Notes, issued by UBS AG, Jersey Branch (the “Issuer”), are linked to credit of Lehman Brothers Holdings Inc. (“Lehman Brothers”) and mature on January 21, 2009, subject to certain conditions. Subsequent to Lehman Brothers’ Chapter 11 filing for bankruptcy protection under the U.S. Bankruptcy Code, 3SBio was notified that a credit event under the terms of the Notes had occurred. As a result, the Company expects to recognize an impairment loss of approximately RMB19.0 million (US$2.7 million) after determining the fair value the Notes to be approximately RMB2.0 million (US$0.3 million) based on the value of the cash redemption for the Notes offered by the Issuer based on results from the ISDA settlement auction for Lehman Brothers’ credit default swaps held on October 10, 2008.

There are no other similar Notes in the Company’s investment portfolio, which is primarily made up of investment grade bonds with an expected aggregate fair market value of approximately RMB58.7 million (US$8.6 million) as of September 30, 2008. In addition, as of the end of the third quarter 2008, the Company had an expected cash balance of approximately RMB675.4 million (US$99.5 million) and generated an expected operating cash flow of approximately RMB43.0 million (US$6.4 million).

Management Commentary and Outlook

Following a thorough assessment of its investment portfolio and treasury and cash management infrastructure, the Company has taken immediate and appropriate steps to implement additional risk management measures, including the formation of an Investment Advisory Committee. In addition, 3SBio has engaged Mr. Bo Tan as a consultant to advise on capital markets initiatives and oversee the Company’s treasury functions. Mr. Tan has extensive experience in private equity, equity research and commercial practice in the pharmaceutical industry. Previously, he served as the Executive Director and a member of the Investment Committee for Bohai Industrial Fund Management Company, a private equity fund in China. Earlier in his career, he spent six years in the pharmaceutical industry with Eli Lilly & Company and EMD Pharmaceuticals, Inc. in North America and went on to serve as a China healthcare and consumer analyst at Lehman Brothers Asia and Macquarie Securities in Hong Kong.

In addition, Kevin Teo will return to his role as the Company’s Director of Finance, no longer serving as Chief Financial Officer of 3SBio. Mr. Teo will continue to be responsible for the Company’s accounting and controlling functions. Mr. Tan will facilitate the search for an experienced and qualified replacement Chief Financial Officer for 3SBio.

Dr. Jing Lou, Chief Executive Officer of 3SBio, commented, “While we continue to benefit from robust growth opportunities and increased demand for our products, we recognize the need to be especially prudent in the current macro environment. We are actively working to better manage our mark-to-market valuation levels and preserve our treasury and cash assets. We have formed an Investment Advisory Committee and are pleased to welcome Bo Tan to join our efforts in risk management and other initiatives. I am confident that the collaboration between these two parties will better align our investment portfolio allocations for the best interest of our shareholders.”

“Despite the one-time impairment charge that adversely affected our bottom-line for the third quarter, 3SBio remains fundamentally strong. On the operational front, we continue to demonstrate market leadership within our core product areas and our pipeline drugs are on track for SFDA submission. From a financial perspective, we continue to deliver top line growth with a strong balance sheet and sufficient free cash flow. As we maintain our strategic focus and execute on our growth initiatives, we are confident in our ability to meet our full year total net revenue guidance of US$34 to US$35 million.”

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on

Monday, November 3, 2008 to discuss details of its pre-earnings announcement. The conference call may be accessed by calling (US) +1 480-629-1990 / (UK) +44 (0) 20 7190 1596 / (HK) +852 3009-5027, Passcode: 3938278. A telephone replay will be available shortly after the call until November 17, 2008 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3938278#; and (HK) +852 2287 4304, Passcode: 137110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website: http://bbs.3sbio.com/en/News/xShowInfo_nnnn1.aspx?ID=129.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China.

For more information, please visit 3SBio on the web at: www.3sbio.com.

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include adjustments as a result of the completion of our closing procedures for the third quarter 2008; competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the

Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.